Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 25, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 11 to Draft Registration Statement on Form F-4
Submitted July 14, 2023
CIK No. 0001921158

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the verbal comments received on September 21, 2023 (“Verbal Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 11 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on July 14, 2023 (the “Draft Registration Statement”) and the Company’s response to question 2 dated August 24, 2023.

For ease of reference, the text of the Staff’s Verbal Comment is included in bold-face type below, followed by the Company’s response.

1. With reference to your response to question 2 dated August 24, 2023, please clarify the specific payment calculation for each mining pool that the Company cooperate with (i.e. how does each mining pool calculate its payment?).

RESPONSE: The Company respectfully submits the calculation formula of each of the three mining pools for their Full-Pay-Per-Shares (“FPPS”) payout method as follows:

1)       Foundry: according to the formula disclosed on the website of Foundry (https://pool-faq.foundrydigital.com/what-is-foundry-usa-pools-payout-methodology), the daily payout amount of a subaccount is calculated as follows:

Subaccount FPPS Payout amount = Daily PPS Base per Subaccount * FPPS Rate * (1-Pool Fee %),

where,

, and

.

For definition of terms in the above formula, please refer to the website of Foundry.

2)       AntPool and Poolin:

Neither Antpool’s or Poolin’s payout method is publicly disclosed. Based on BitFuFu’s business relationship with Antpool and Poolin and according to BitFuFu’s commercial understanding, their FPPS payout methods are largely the same with that of Foundry, which are industry norms. The only difference between these mining pools is how they calculate the payout of the transaction fee. With respect to AntPool’s calculation of the transaction fee under FPPS Method, the data of the blocks accounting for the highest 5% and the lowest 5% transaction fees of the entire network transaction fees on a certain day are not counted in order to remove the outliers. In contrast, for Foundry, the entire network transaction fee data are counted in the calculation.

BitFuFu verifies the daily FPPS payout amount confirmed by the pool operators using the same formula as Foundry’s and compares the result with the payout confirmed by each mining pool operator every day. For payout with a difference rate less than 1%, BitFuFu accepts the mining pool’s result. Based on BitFuFu’s operating history to date, the difference between the results calculated by BitFuFu and the results confirmed by the mining pools has been less than 1%.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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